[Seneca Foods Logo]
Seneca Foods Corporation
July 8, 2009

VIA EDGAR and
FACSIMILE: 703-813-6982

Attention:  Sean Donahue
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Re:           Seneca Foods Corporation
Registration Statement on Form S-3, as amended
Commission File No. 333-160358

Ladies and Gentlemen:

Seneca Foods Corporation (the “Company”) hereby requests that the above referenced registration statement be declared effective at 5:00 p.m. on Wednesday, July 8, 2009, or as soon thereafter as is reasonably practicable.

The Company acknowledges that (i) should the Securities Exchange Commission (the “Commission”) or the Commission’s staff (the “Staff”), acting pursuant to delegated authority, declare the registration statement effective, it does not foreclose the Commission from taking any action with respect to such filing; (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the registration statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Seneca Foods Corporation

By: /s/Kraig H. Kayser

Kraig H. Kayser
President and Chief Executive Officer

3736 South Main Street
Marion, New York 14505

315 926 8100
315 926 8300 FAX
www.senecafoods.com